Exhibit 3(ii)(2)

E MED FUTURE, INC.

(formerly known as Micro-Economics, Inc.)

Amendment No. 1 to the Bylaws

(effective January 1, 2004)

Article II, Section 1, of the Bylaws is hereby amended to read in its entirety as follows:

“Section 1. Annual Meetings. The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada and on such date as the Board of Directors may establish from time to time. The meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.”